# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TriSalus Life Sciences Inc., CIK 0001518906
CUSIP: 89680M101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6272 W. 91st Ave., Westminster, Colorado (CO), 80031
Date of event which requires filing of this statement: 06/20/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-25-079610
Filed by CIK 0002046077

## Reporting persons
- Utmost Group PLC: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 1,980,282; shared voting power 0; sole dispositive power 1,980,282; shared dispositive power 0; aggregate amount beneficially owned 1,980,282 (5.21% of the class)
  Comment: During June, 2 sales of the shares were done respectively on 06/12/2025 (sale of sale of 416 units) and 06/20/2025 (19,890 units). On 06/20/2025, Utmost Group held 5.21% of the outstanding shares of TriSalus. In addition, the number of outstanding shares has changed to 37,975,815 units, according to 2025 Semi-Annual Report of Trisalus Life Science.

## Item 1. Issuer
Name of issuer: TriSalus Life Sciences Inc.
Address of issuer's principal executive offices: 6272 W. 91st Ave. Westminster, CO, 80031

## Item 2. Person Filing
Name of person filing: Utmost Group PLC
Address of principal business office or, if none, residence: Saddlers' House 5th Floor, 44 Gutter Lane, London, United Kingdom, EC2V 6BR
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1,980,282 shares
Percent of class: 5.21%
Sole power to vote or to direct the vote: 1,980,282
Shared power to vote or to direct the vote: None
Sole power to dispose or to direct the disposition: 1,980,282
Shared power to dispose or to direct the disposition: None

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Lombard International Assurance SA (acquired by Utmost Group on 30/12/2024)

4, rue Lou Hemmer L1748 Luxembourg

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to (J) A non-U.S. institution that is the functional equivalent of any of the institutions listed in ??240.13d-1(b)(1)(ii)(A) through (I), so long as the non-U.S. institution is subject to a regulatory scheme that is substantially comparable to the regulatory scheme applicable to the equivalent U.S. institution is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Utmost Group PLC: /s/ Ian Maidens - Group CFO, Ian Maidens - Group CFO (08/19/2025)